Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
For the Group (IFRS)	28.09	31.25	29.11	21.11	20.86	14.06	13.93

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2011, prepared on the basis of IFRS.

At September 30, 2011
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,371
Current financial debt	6,035
Current portion of financial instruments for interest rate swaps liabilities	82
Other current financial instruments – liabilities	167

Total current financial debt	10,655

Non-current financial debt	22,415
Minority interests	1,467
Shareholders’ equity
Common shares	5,909
Paid-in surplus and retained earnings	65,862
Currency translation adjustment	(3,091)
Treasury shares	(3,390)

Total shareholders’ equity	65,290

Total capitalization and non-current indebtedness	89,172

As of September 30, 2011, TOTAL had an authorized share capital of 3,446,507,749 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,363,752,941 ordinary shares (including 109,556,645 treasury shares from shareholders’ equity).

As of September 30, 2011, approximately €261 million of TOTAL’s non-current financial debt was secured and approximately €22,154 million was unsecured, and all of TOTAL’s current financial debt of €6,035 million was unsecured. As of September 30, 2011, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 28, 2011.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2011.

2